Exhibit 99.1

Rogers Communications Inc. Files Annual Financial Statements and Report to Shareholders

TORONTO, March 3, 2022 – Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2021 annual report to shareholders. The annual report to shareholders includes, amongst other things, Rogers’ 2021 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at investors.rogers.com/corporate-governance/agm-materials.

Paper copies of these documents may be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

Rogers Communications Inc. will hold its Annual General Meeting of Shareholders at 11:00am on April 20, 2022. The meeting will be virtual and further details can be found on investors.rogers.com/corporate-governance/agm-materials.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com